SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

July 7, 2016

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services Corp. – Registration Statement on Form N-2

Dear Sir/Madam:

On behalf of Newtek Business Services Corp. (the “Company”), we transmitted for filing under the Securities Act of 1933 (the “Securities Act”) the Company’s registration statement on Form N-2 (the “Registration Statement”) on July 7, 2016 for the registration of up to $300,000,000 of common stock, preferred stock, subscription rights to purchase shares of common stock, warrants or debt securities of the Company.

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s registration statement on Form N-2 (File No. 333- 204915), initially filed with the Commission on June 12, 2015 and declared effective, as amended, on August 19, 2015, except for the updating of financial information and certain other data.

If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact me at (202) 383-0218 or Steven B. Boehm at (202) 383-0176.

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Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus

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